Matlin & Partners Acquisition Corporation

585 Weed Street

New Canaan, CT 06840

October 3, 2018

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	John Reynolds
Assistant Director
Office of Natural Resources
Division of Corporation Finance

Re:	Matlin & Partners Acquisition Corporation
Revised Preliminary Proxy Statement on Schedule 14A
Filed September 26, 2018
File No. 001-38025

Ladies and Gentlemen:

This letter sets forth the response of Matlin & Partners Acquisition Corporation (“MPAC,” “we,” or “our”) to the comment provided by the staff (the “Staff”) of the Securities and Exchange Commission pursuant to the telephonic conversation on October 1, 2018 between Ms. Lisa Krestynick of the Staff and Mr. Charles H. Still, Jr. of Bracewell LLP, our counsel, with respect to the revised Preliminary Proxy Statement on Schedule 14A filed by MPAC on September 26, 2018 (the “Proxy Statement”). In connection with this letter, MPAC is filing today an amendment to the Proxy Statement (“Amendment No. 3”). We are separately hand delivering to the Staff six courtesy copies of Amendment No. 3 marked to show the changes made to the Proxy Statement.

For your convenience, MPAC has repeated the Staff’s comment in bold and italics below, substantially as relayed orally by the Staff. MPAC’s response is set forth below the comment. Page numbers referenced in the response refer to page numbers in Amendment No. 3.

Risk Factors, page 34

Risks Related to MPAC and the Business Combination, page 45

The A&R Charter will designate the Court of Chancery of the State of Delaware . . . . , page 56

1.	We note your response to prior comment 1 and revised disclosure. Please expand the risk factor to disclose specifically whether this provision will apply to actions arising under federal securities laws.

Response: MPAC has revised disclosure on page 56 to address the Staff’s comment.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel.

Very truly yours,

MATLIN & PARTNERS ACQUISITION CORPORATION

By:	/s/ David J. Matlin
Name:	David J. Matlin
Title:	Chief Executive Officer

cc:	Bracewell LLP
Charles H. Still, Jr., Esq.